

April 11, 2023

Chris Urmson
Chief Executive Officer
Aurora Innovation, Inc.
1654 Smallman St
Pittsburgh, PA 15222

> **Re: Aurora Innovation, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 6, 2023**
> **File No. 333-271159**

Dear Chris Urmson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Megan Baier